Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 10, 2022, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 10, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – November 10, 2022

Aegon reports third quarter 2022 results

Maintaining high pace in implementing Aegon’s strategy

●	Net loss of EUR 206 million driven mainly by a non-economic loss on interest rate hedges in the US
●

Operating result of EUR 429 million, which is a decrease of 11% on a constant currency basis compared with the third quarter of 2021. Benefits from expense savings, growth initiatives, and an improvement in claims experience are more than offset by lower fees due to adverse markets

●	The capital ratios of all three main units remain above their respective operating levels. Group Solvency II ratio amounts to 212%
●	Cash Capital at Holding decreases to EUR 1,368 million, reflecting EUR 273 million dividends paid and second EUR 100 million tranche of previously announced EUR 300 million share buyback
●

Transamerica Life Bermuda (TLB), Aegon’s high-net-worth business, reinsured a closed life insurance portfolio with Transamerica in October. This frees up surplus capital and strengthens Transamerica’s capital position

●

Aegon takes action to substantially reduce the capital sensitivity of its US variable annuity portfolio to equity markets and further increase the predictability of free cash flows; a third-party transaction will not be pursued in the near-term

Statement of Lard Friese, CEO

“In recent months, we have made great strides in the transformation of Aegon and the acceleration of our strategy. We have made substantial progress on our operational improvement plan, and have taken additional actions to maximize the value of both our US variable annuity book and TLB, Aegon’s high-net-worth insurance business. Most recently, we announced a transaction with a.s.r. in the Netherlands to create a leading Dutch insurance company.

In the third quarter, our operating result declined by 11% on a constant currency basis as adverse market conditions more than offset an improvement in claims experience in the United States, expense savings and the benefit from growth initiatives. Despite inflationary headwinds, we made considerable progress with our expense savings program. We achieved additional EUR 50 million expense savings compared with last quarter, increasing the reduction in our annual addressable expenses to EUR 300 million compared with the base year 2019. The growth initiatives, aimed at improving our customer service and expanding our distribution network, positively impacted our commercial and financial results.

We also made solid progress on our ambition to grow our strategic assets, despite continued financial market volatility and political unrest. Life insurance sales were up 24% in the United States and 16% in our Growth Markets, supported by our growing distribution capabilities. The retirement businesses across the United States, the Netherlands and the United Kingdom all reported growth in net deposits, reflecting the strength of the labor market. Commercial results in Asset Management, the UK Retail business and our US mutual fund platform were under pressure as a result of our customers’ reduced propensity to invest in the current uncertain environment.

We continue to take actions to maximize the value of our financial assets. Based on extensive analysis, we have concluded that the best option with respect to the US variable annuity portfolio is to continue to own and actively manage it, at least in the near term. In October, we finalized an internal reinsurance transaction between TLB and Transamerica that freed up USD 600 million in excess capital for Transamerica. Part of this will be used to create a buffer that will substantially reduce the capital sensitivity of our US variable annuity book to equity markets.

The recent action we have taken to combine our Dutch pension, life and non-life insurance, banking, and mortgage origination activities with those of a.s.r., is pivotal to the transformation of our company and reflects our goal to build advantaged businesses in our chosen markets. The transaction enables us to accelerate the return of capital to shareholders and is in line with our strategy to release capital from mature businesses, and create leading positions in markets where Aegon is well positioned for growth.

I appreciate the hard work and dedication of all our colleagues to support our customers’ needs in challenging times. Thanks to the efforts of our employees, we are able to continue to improve our operational performance and accelerate our strategy. While economic volatility will likely persist, our strong balance sheet, disciplined risk management, and focused strategy make me confident about the opportunities the future will bring.”

Note: All comparisons in this release are against 3Q 2021, unless stated otherwise. See page 7 of this press release for key performance indicators.

Media relations Dick Schiethart +31 (0) 6 22 88 99 25 gcc@aegon.com	Investor relations Jan Willem Weidema +31 (0) 70 344 8028 ir@aegon.com

Conference call including Q&A (9:00 a.m. CET)

Audio webcast on aegon.com

United States: +1 864 991 41 03 (local)

United Kingdom: +44 808 175 15 36 (toll free)

The Netherlands: +31 800 745 83 77 (toll free)

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The Hague – November 10, 2022

Strategic highlights

Aegon N.V. Strategic highlights - Focus. Execute. Deliver. Key performance indicators							unaudited

Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Addressable expenses ¹	3,070	3,039	1	3,103	(1)	n/a	n/a

Change compared to FY 2019	(224)	(255)	12	(191)	(17)	n/a	n/a

Strategic Assets

Americas Individual Solutions - Life

New business strain (USD million)	76	65	18	77	-	224	210	7

New life sales (USD million)	108	87	24	106	1	307	264	16

MCVNB (USD million)	71	53	33	70	1	179	177	1

Americas Workplace Solutions - Retirement Plans Middle- Market

Net deposits (USD million)	532	149	n.m.	467	14	1,288	235	n.m.

Written sales (USD million)	805	1,304	(38)	855	(6)	2,934	3,542	(17)

The Netherlands

Mortgage origination (EUR million)	2,012	2,658	(24)	2,403	(16)	6,860	8,587	(20)

Workplace Solutions net deposits (EUR million)	245	182	35	191	28	622	553	13

Net growth Knab customers (‘000s of customers)	10.2	(1.8)	n.m.	9.9	3	33.9	14.2	138

United Kingdom

Platform expenses / AuA	22 bps	21 bps	5	21 bps	5	21 bps	21 bps	-

Annualized revenues gained/(lost) on net deposits (GBP million)	(3)	(3)	-	(2)	(16)	(7)	(6)	(20)

Workplace net deposits (GBP million)	462	(405)	n.m.	406	14	1,568	951	65

Retail net deposits (GBP million)	(379)	(53)	n.m.	(89)	n.m.	(445)	(172)	(159)

Growth Markets (Spain & Portugal, China, Brazil)

New life sales (EUR million)	54	47	16	55	(2)	174	164	6

MCVNB (Life) (EUR million)	16	18	(9)	16	1	54	66	(19)

New premium production (P&C and A&H) (EUR million)	25	21	17	31	(20)	88	78	12

Asset management - Global Platforms

Operating margin (%)	14.7%	12.5%	17	11.8%	24	14.2%	13.0%	10

Net deposits (EUR million)	(4,412)	1,158	n.m.	(6,286)	30	(13,991)	(903)	n.m.

of which Third-party (EUR million)	(1,027)	2,392	n.m.	(822)	(25)	(1,426)	4,630	n.m.

Annualized revenues gained/(lost) on net deposits (EUR million)	(6)	4	n.m.	(8)	18	(16)	7	n.m.

Financial Assets

Americas - Variable Annuities

Capital generation (USD million)	(236)	(50)	n.m.	(693)	66	(1,049)	331	n.m.

Dynamic hedge effectiveness ratio (%)	97%	86%	13	98%	(1)	98%	98%	-

Americas - Long-Term Care

Capital generation (USD million)	4	118	(97)	14	(74)	69	332	(79)

Actual to expected claim ratio (%) (IFRS)	98%	83%	18	76%	30	76%	59%	29

NPV of rate increases approved since end-2020 (USD million)	450	309	45	391	15	n/a	n/a

The Netherlands - NL Life

Operating capital generation (EUR million)	63	55	14	79	(21)	208	150	39

Remittances to Aegon NL (EUR million)	50	25	100	50	-	150	75	100

Solvency II ratio (%)	207%	172%	20	200%	4	207%	172%	20

1. Trailing four quarters in constant currency. EUR million.

3Q 2022 Results - 2

The Hague – November 10, 2022

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the organization. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, Brazil, and China) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core perimeter, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and the global asset manager. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan that now comprises more than 1,200 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. Between the launch of the operational improvement plan and the end of the third quarter of 2022, a total of 1,158 initiatives have been executed, of which 898 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses and driving business growth. At its Capital Markets Day in 2020, Aegon announced a target to reduce expenses by EUR 400 million through expense savings initiatives by 2023, of which EUR 150 million is expected to be reinvested in growth initiatives. The EUR 400 million expense savings target will be updated in due course following the previously announced transaction to combine Aegon’s Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r.. In the trailing four quarters, Aegon reduced addressable expenses through expense savings initiatives by EUR 300 million compared with the base year 2019. Aegon remains confident in delivering on its expense savings target, while absorbing expense inflation. These expense savings were partly offset by EUR 76 million of additional expenses related to growth initiatives in the trailing four quarters. Combined, addressable expenses have been reduced by EUR 224 million compared with the base year 2019, on a constant currency basis. The growth initiatives are aimed at improving customer service, enhancing user experience, and developing new products, and contributed EUR 264 million to the operating result in the trailing four quarters. The company will continue to execute the expense savings and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon invests in expanding its customer base and increasing its margins to realize profitable growth.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve top-5 positions in term life, whole life final expense, and indexed universal life through profitable sales growth. New life sales in the third quarter of 2022 amounted to USD 108 million, the highest level of quarterly sales for the last five years. This is an increase of 24% compared with the third quarter 2021, mainly driven by higher indexed universal life product sales across all distribution channels. Specifically, growth in the World Financial Group (WFG) distribution channel is driven by management actions targeted on the most productive agents and most promising products. The number of licensed life agents increased by 10% compared with the prior year period, to more than 59,000. The improved service experience and continued competitiveness of Transamerica’s products supported an increase of the market share in this channel to 65%. Term life and whole life sales remained stable in a competitive market.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Written sales were USD 805 million in the third quarter of 2022, compared with USD 1.3 billion in the same quarter last year. Lower equity markets and higher interest rates have had a negative impact on plan assets, and plan sponsors were more hesitant to move retirement plans given the volatile markets. Net deposits for the Middle-Market increased and amounted to USD 532 million in the third quarter of 2022

3Q 2022 Results - 3

The Hague – November 10, 2022

compared with USD 149 million of net deposits in the same quarter of last year. Net deposits are benefiting from strong written sales in prior periods, which translate into higher recurring deposits.

The Netherlands

Aegon is a leading mortgage originator in the Netherlands, and benefits from its scale, high service levels to intermediaries and customers, and diversified sources of funding. The company originated EUR 2.0 billion of residential mortgages during the quarter. This is lower than the EUR 2.7 billion originated in the third quarter of last year due to reduced refinancing activity and a decline in home sales as a result of increased mortgage interest rates. In the third quarter of 2022, over half of the mortgages were originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. Despite the reduction in mortgage origination, the portfolio of mortgages under administration grew by EUR 3.2 billion compared with the third quarter of 2021 to EUR 62.3 billion, also reflecting lower prepayments.

Net deposits for the Workplace Solutions defined contribution pension products (PPI) in the Netherlands increased by 35% to EUR 245 million in the third quarter of 2022. This was driven by recurring gross deposits from continued strong demand for PPIs and included a large incoming value transfer, which underscores the strength of Aegon’s PPI proposition.

Aegon aims to develop its online bank Knab into a digital gateway for individual retirement solutions. In the third quarter of 2022, Knab grew its fee-paying customer base by over 10,000 to 335,000. This growth was mainly driven by the small business segment, which underscores the bank’s ability to attract and retain customers through its clear way of communicating, its customer-friendly service and the way it offers customers an easy and cost-effective way to manage their banking matters online.

United Kingdom

In the United Kingdom, Aegon’s aim is to grow both the Retail and Workplace channels of its platform business. The platform business – excluding the low-margin Institutional business – generated net deposits of GBP 83 million. In comparison, net outflows amounted to GBP 458 million in the third quarter of 2021, which was impacted by the termination of a large, low-margin investment-only scheme in the Workplace space. Investments in the growth of the Workplace and Retail channels continue with the ongoing focus on improving core online journeys and developing Aegon UK’s financial wellbeing offering. At the same time, operational improvement measures have reduced addressable expenses.

Revenues declined mostly as a result of the anticipated gradual run-off of the traditional product portfolio. Platform expenses as a percentage of assets under administration rose marginally to 22 basis points compared with the third quarter of last year, with expense savings only partly offsetting the impact from unfavorable market movements on assets under administration.

Financial Assets

Financial Assets are blocks of business which are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. Dedicated teams are responsible for managing these businesses and maximizing their value through active in-force management, disciplined risk management, and capital management actions. To achieve this, Aegon considers unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Transamerica Life Bermuda

Aegon has completed a review of its strategic options for Transamerica Life Bermuda (TLB), its high-net-worth business operating out of Hong Kong, Singapore and Bermuda. After due consideration, the company has decided the best path to value maximization is through an internal reinsurance transaction, as this allows for better alignment and management of risk, and frees up excess capital. TLB has reinsured its closed block of universal life insurance liabilities with Transamerica in October 2022. The transaction allows for recognition of TLB’s capital surplus in the capital position of Transamerica. The one-time benefit to the US RBC ratio in the fourth quarter of 2022 is expected to

3Q 2022 Results - 4

The Hague – November 10, 2022

be around 30%-points, which is equivalent to around USD 600 million of one-time capital generation for Transamerica. The transaction is expected to have no material impact on the Group’s capital generation. The freed-up capital will be used to improve the risk-return profile of the US variable annuity portfolio, and the remainder will be retained by Transamerica for general corporate purposes. The internal reinsurance transaction is not expected to have a material impact on Aegon’s Group Solvency II ratio. As a result of this transaction, Aegon no longer has a bias to exit from TLB and it will manage this business as a Financial Asset going forward. In addition, TLB will continue to write new business on a selective basis.

Americas

Aegon has engaged with third parties to explore the possibility of reinsuring its US variable annuity portfolio. These engagements, together with the extensive work that has been undertaken, provide Aegon with confidence in its actuarial assumptions, hedging strategy, and way of managing the portfolio. There was interest from third parties in the variable annuity block, and more so if bundled with other businesses that provide liquid assets that can be posted as collateral for the necessary hedge program. Aegon benefits from its diversified portfolio of businesses and ample liquidity to manage the hedge portfolio. Following the engagements, Aegon has decided to focus on active management of the de-risked portfolio, and to not pursue a third-party transaction in the near-term. The value created by accelerating the release of capital via a transaction would be limited relative to the value that can be realized under Aegon’s ownership. Furthermore, such a transaction would lead to significant counterparty exposure and stranded costs given the current size of the portfolio. Over time, as the variable annuity block runs off and Transamerica successfully grows its Strategic Assets, counterparty exposure and stranded costs will become less of a consideration.

As previously indicated, the company remains exposed to the impact of equity markets on variable annuity base contract fees. Transamerica has intentionally left this risk open, as this is fundamentally an asset management type of exposure and a key driver of future variable annuity capital generation. In order to reduce the volatility of the RBC ratio caused by the exposure of base contract fees to equity markets, Transamerica has decided to establish a voluntary reserve that more closely aligns the recognition of the fees in capital with when they are earned. The voluntary reserve will be set up in the fourth quarter of 2022 and is expected to lead to a one-time reduction of the RBC ratio of around 15%-points, but will substantially reduce the sensitivity of the ratio to equity market movements going forward. Consequently, Aegon will benefit from an even more stable and high-quality capital generation from the variable annuity portfolio, mainly driven by the emergence of base fees and the release of required capital as the book runs off.

Previously, Transamerica had expanded the dynamic hedge program to variable annuity products with guaranteed minimum death benefits and guaranteed minimum income benefits. In the third quarter of 2022, Transamerica achieved a hedge effectiveness of 97% on its variable annuity dynamic hedge program, continuing its strong track record.

Transamerica is actively managing its long-term care business. The primary management action regarding long-term care is a multi-year rate increase program. In the third quarter of 2022, the company obtained regulatory approvals for additional rate increases worth USD 59 million, bringing the total value of approvals achieved since the start of the program to USD 450 million. This means that the company has already achieved the increased expectation of USD 450 million benefit from this program. Transamerica will continue to work with state regulators to get pending and future actuarially justified rate increases approved.

Claims experience for the long-term care business in the third quarter was in line with expectations as the frequency of new claims has returned to pre-pandemic levels. Actual-to-expected claims experience was 98% for the third quarter of 2022.

The Netherlands

The dedicated team responsible for the Dutch Life business – Aegon Levensverzekering N.V. – is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The Solvency II ratio of the Dutch Life business increased during the third quarter of 2022 from 200% to 207% largely driven by tightening

3Q 2022 Results - 5

The Hague – November 10, 2022

mortgage spreads. In addition, flattening of the interest rate curve also contributed positively, while there was a negative impact from real estate revaluations. Management actions had a modest positive impact and reflected changes to the investment portfolio.

Growth Markets and Asset Management

In its growth markets – Spain & Portugal, Brazil, and China – Aegon is investing in profitable growth. New life sales from these markets increased by 16% to EUR 54 million due to sales growth in the bancassurance channel in Spain and through the broker and bank channels in China, while COVID-19 related challenges in China remained. Market consistent value of new business (MCVNB) for the life business decreased slightly to EUR 16 million, which reflects a less favorable product mix in Spain & Portugal, partly offset by the inclusion of the new business value from Brazil.

New premium production for property & casualty and accident & health insurance increased by 17% compared with the third quarter of 2021 to EUR 25 million partly driven by the continued demand for household insurance products in Spain & Portugal.

Aegon announced on October 14, 2022, that it has successfully completed the divestment of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. As announced on May 23, 2022, the sale followed the change of control in Liberbank after its merger with Unicaja Banco in 2021. Aegon Spain intends to upstream the net proceeds of the transaction to Aegon Group. Aegon will continue to grow its business in Spain & Portugal through its key life and non-life joint ventures with Banco Santander as well as through its own channels, which have generated significant profitable growth over the last years.

Aegon Asset Management (Aegon AM) aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Challenging market conditions resulted in third-party net outflows on the Global Platforms of EUR 1.0 billion in the third quarter of 2022, as customers freed up liquidity in a rising interest rate environment. Third-party net deposits in Strategic Partnerships of EUR 1.5 billion more than offset the third-party outflows in Global Platforms, leading to overall third-party net deposits of EUR 0.5 billion for Aegon AM. This builds on Aegon’s track record of more than ten consecutive years of positive third-party net deposits and reflects the strength of Aegon’s investment capabilities.

Annualized revenues lost on net deposits for Global Platforms amounted to EUR 6 million for the quarter and this was predominantly caused by net outflows in the general account and the affiliate business and to a much lesser extent caused by the third-party business. The operating margin for Global Platforms increased from 12.5% to 14.7% in the third quarter of 2022, driven by expense reductions.

Aegon to combine its Dutch operations with a.s.r.

Aegon announced in October 2022, that it had reached an agreement with a.s.r. to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. The combination will create a leading Dutch insurance company. This step enables Aegon to accelerate its strategy and represents a major step in its ambition to become a leader in its chosen markets. Aegon will receive EUR 2.2 billion in gross cash proceeds, and a 29.99% strategic stake in a.s.r., with associated governance rights. Based on the closing price of a.s.r.’s shares on the day before announcement of the transaction, the shareholding represents a value of EUR 2.7 billion. Aegon’s Dutch asset management activities will remain part of Aegon’s global asset manager. Aegon will enter into a long-term asset management agreement with a.s.r. to manage parts of the combination’s general account investments, the investments of the Premium Pension Institution (PPI) offering of Aegon Cappital, and a.s.r.’s mortgage funds.

The closing of the transaction is subject to customary conditions, including regulatory and antitrust approvals, shareholder approvals, and the completion of the works council consultation processes of both Aegon and a.s.r.. Based on the required steps, and necessary approvals, the transaction is expected to close in the second half of 2023.

3Q 2022 Results - 6

The Hague – November 10, 2022

Financial highlights

Financial overview									unaudited

EUR millions	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Americas		156	162	(4)	236	(34)	558	606	(8)

The Netherlands		185	190	(3)	191	(3)	562	560	-

United Kingdom		48	51	(6)	56	(14)	155	135	15

International		55	35	58	57	(4)	159	98	63

Asset Management		43	58	(25)	49	(12)	161	204	(21)

Holding and other activities		(58)	(53)	(10)	(51)	(14)	(165)	(165)	-

Operating result	1	429	443	(3)	538	(20)	1,430	1,436	-

Fair value items		(506)	(130)	n.m.	(206)		(1,164)	341	n.m.

Realized gains / (losses) on investments		(127)	132	n.m.	(226)	44	(280)	325	n.m.

Net impairments		11	7	70	(19)	n.m.	(27)	37	n.m.

Non-operating items		(622)	9	n.m.	(450)	(38)	(1,472)	704	n.m.

Other income / (charges)		(107)	(559)	81	(522)	80	(299)	(710)	58

Result before tax		(300)	(107)		(435)	31	(341)	1,429	n.m.

Income tax		94	47	102	87	9	199	(254)	n.m.

Net result		(206)	(60)	n.m.	(348)	41	(141)	1,175	n.m.

Net result attributable to:

Owners of Aegon N.V.		(200)	(79)	(153)	(365)	45	(181)	1,147	n.m.

Non-controlling interests		(6)	19	n.m.	18	n.m.	39	28	40

Operating result after tax		350	365	(4)	442	(21)	1,163	1,177	(1)

Return on equity	4	7.2%	8.4%	(15)	9.0%	(20)	8.1%	9.3%	(13)

Operating expenses		987	946	4	954	3	2,889	2,862	1

Addressable expenses [1]	8	745	778	(4)	759	(2)	2,265	2,276	-

Americas		8,260	7,432	11	8,325	(1)	26,698	25,472	5

The Netherlands		5,581	4,659	20	5,494	2	16,132	14,279	13

United Kingdom		1,135	1,423	(20)	1,807	(37)	6,292	10,691	(41)

International		193	135	43	204	(5)	500	204	145

Asset Management		30,895	38,459	(20)	30,185	2	97,788	115,169	(15)

Total gross deposits	9	46,065	52,110	(12)	46,016	-	147,410	165,814	(11)

Americas		(1,896)	(2,685)	29	(2,392)	21	(6,204)	(10,765)	42

The Netherlands		400	(747)	n.m.	412	(3)	977	(301)	n.m.

United Kingdom		(2,132)	(2,922)	27	(1,378)	(55)	(3,327)	(453)	n.m.

International		(2)	93	n.m.	86	n.m.	47	92	(50)

Asset Management		490	3,736	(87)	326	50	3,549	9,770	(64)

Total net deposits / (outflows)	9	(3,140)	(2,526)	(24)	(2,946)	(7)	(4,958)	(1,658)	(199)

Americas		119	83	43	120	(1)	341	259	32

The Netherlands		18	20	(12)	17	3	59	57	4

United Kingdom		6	8	(20)	7	(6)	20	23	(12)
International		55	49	13	59	(6)	178	174	2

New life sales (recurring plus 1/10 single)	2,9	198	160	24	202	(2)	598	513	17

New premium production accident & health insurance		35	34	2	38	(6)	131	119	11

New premium production property & casualty insurance		24	21	15	28	(14)	81	73	12

Market consistent value of new business	3	130	112	16	125	4	391	389	1

1. Addressable expenses for all reporting periods are reported at constant currency at the 3Q 2022 YTD foreign exchange rate.

3Q 2022 Results - 7

The Hague – November 10, 2022

Aegon N.V.			unaudited

Leverage
		Quarterly
	3Q	3Q	2Q
	2022	2021	2022
Gross financial leverage (EUR millions)	5,822	5,912	5,687

Gross financial leverage ratio (%)	22.9%	25.2%	22.5%

Aegon N.V.			unaudited

Cash Capital at Holding
		Quarterly
EUR millions	3Q	3Q	2Q
	2022	2021	2022

Beginning of period	1,680	1,386	1,817

Americas	14	12	206

The Netherlands	70	25	60

United Kingdom	-	-	58

International	-	-	55

Asset Management	8	8	47

Holding and other activities	-	54	-

Gross remittances	92	99	425

Funding and operating expenses	(24)	(37)	(107)

Free cash flow	67	62	318

Divestitures and acquisitions	11	-	88

Capital injections	(4)	(53)	(6)

Capital flows from / (to) shareholders	(373)	(192)	(100)

Net change in gross financial leverage	-	(212)	(408)

Other	(13)	(29)	(29)

End of period	1,368	961	1,680

Aegon N.V.				unaudited
Capital ratios
		3Q	3Q	2Q
EUR millions	Notes	2022	2021	2022
US RBC ratio		404%	446%	416%

NL Life Solvency II ratio		207%	172%	200%

Scottish Equitable plc (UK) Solvency II ratio		179%	171%	178%

Eligible Own Funds		18,534	19,192	18,830

Consolidated Group SCR		8,751	9,189	8,796

Aegon N.V. Solvency II ratio	10,11	212%	209%	214%

Eligible Own Funds to meet MCR		7,756	8,389	8,065

Minimum Capital Requirement (MCR)		1,740	2,263	1,836

Aegon N.V. MCR ratio		446%	371%	439%

3Q 2022 Results - 8

The Hague – November 10, 2022

Capital generation						unaudited

		3Q	3Q		2Q
EUR millions	Notes	2022	2021	%	2022	%

Earnings on in-force		320	298	7	324	(1)

Release of required		199	185	7	168	18

New business strain		(185)	(157)	(18)	(168)	(10)

Operating capital generation		333	327	2	324	3

One-time items		(101)	170	n.m.	456	n.m.

Market impacts		(306)	(179)	(71)	(624)	51

Capital generation		(74)	317	n.m.	156	n.m.

Capital generation						unaudited

		3Q	3Q		2Q
EUR millions	Notes	2022	2021	%	2022	%

Americas		189	158	20	174	9

The Netherlands		93	95	(2)	121	(23)

United Kingdom		33	66	(49)	38	(11)

International		59	39	52	32	81

Asset Management		25	32	(23)	25	(2)

Holding and other activities		(66)	(63)	(4)	(67)	2

Operating capital generation		333	327	2	324	3

3Q 2022 Results - 9

The Hague – November 10, 2022

Operating result

Operating result decreased by 3% compared with the third quarter of 2021, or 11% on a constant currency basis, to EUR 429 million. Lower fees due to adverse market movements, expected outflows in US Variable Annuities, and lower investment income in the Netherlands more than offset benefits from expense savings, growth initiatives, and an improvement in claims experience.

The operating result from the Americas decreased by 4% compared with the third quarter of 2021, or 19% on a constant currency basis, to EUR 156 million in the third quarter of 2022. This was primarily due to a lower result from Variable Annuities where fee income was negatively impacted by adverse markets and expected outflows, partly offset by an improvement in net claims experience in Life and Health. This quarter’s unfavorable mortality claims experience of EUR 30 million, compared with unfavorable experience of EUR 93 million in the third quarter of 2021. Morbidity experience for the quarter was in line with expectations, while it was EUR 23 million favorable in the third quarter of last year.

Aegon’s operating result in the Netherlands decreased by EUR 5 million compared with the third quarter of 2021 to EUR 185 million. The results of Bank and Workplace Solutions increased and were supported by business growth, while the results of Life and Mortgages decreased and reflected lower investment income and lower mortgage prepayment compensations. Benefits from expense savings initiatives were more than offset by higher expenses for growth initiatives and higher own employee pension costs.

The operating result from the United Kingdom decreased by 6% compared with the third quarter of 2021 to EUR 48 million. Fee revenues declined as a result of unfavorable market developments and the run-off of the traditional product portfolio. The operating result benefited from lower addressable expenses as a result of expense savings, which was partially offset by additions to a provision for operational incidents.

The operating result from International increased by 58% to EUR 55 million in the third quarter of 2022. The increase largely reflects the benefits from business growth in Spain & Portugal, Brazil and China, and an improvement in claims experience compared with the same period last year.

The operating result from Aegon AM decreased by 25% to EUR 43 million in the third quarter of 2022 compared with the same quarter of 2021. This was driven by lower performance fees within Strategic Partnerships, partially offset by an improved result within Global Platforms due to lower addressable expenses.

The operating result from the Holding was a loss of EUR 58 million, and mainly reflects funding expenses.

Non-operating items

The result from non-operating items amounted to a loss of EUR 622 million in the third quarter of 2022, mainly as a result of fair value losses. Fair value losses were mainly driven by the United States, largely due to the dynamic hedge program for US variable annuities with GMDB and GMIB riders. This program targets to hedge the economic liability. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the quarter. Non-operating items also reflect realized losses on investments, primarily in the Netherlands from the sales of sovereign and corporate bonds to maintain a robust liquidity position, consistent with Aegon’s strict liquidity framework.

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The Hague – November 10, 2022

Other charges

Other charges amounted to EUR 107 million and primarily reflected one-time investments related to the operational improvement plan, which amounted to EUR 79 million.

Net result

The result before tax amounted to a loss of EUR 300 million. After a tax benefit of EUR 94 million, the net result was a loss of EUR 206 million.

Expenses

Addressable expenses decreased by EUR 33 million on a constant currency basis compared with the third quarter of 2021 to EUR 745 million. The benefit from expense savings initiatives, notably in the US, and lower performance-related compensation expenses was only partly offset by additional investments in growth initiatives across the group, and other elements including higher own employee pension costs in the Netherlands.

Operating expenses of EUR 987 million increased by 4% compared with the third quarter of 2021. Lower addressable expenses and the impact of the completion of the sale of Aegon’s businesses in Hungary and Turkey were more than offset by unfavorable currency effects, higher one-time investments in the operational improvement plan and increased project costs for IFRS 9 and 17 implementation.

Shareholders’ equity

Shareholders’ equity excluding revaluation reserves was EUR 19.6 billion, or EUR 9.56 per common share, on September 30, 2022, and remained stable compared with June 30, 2022. The reduction in equity from the net loss and dividends paid were offset by favorable currency movements.

Gross financial leverage

Gross financial leverage increased by EUR 0.1 billion in the third quarter of 2022, to EUR 5.8 billion per September 30, 2022. This increase was driven by the strengthening of the US dollar against the euro.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding decreased from EUR 1,680 million to EUR 1,368 million during the third quarter of 2022. This was largely due to the previously announced capital returns to shareholders of EUR 373 million, and consisted of the final 2021 dividend, the cash portion of the interim 2022 dividend, and the second EUR 100 million tranche of Aegon’s EUR 300 million share buyback program. The capital return to shareholders was partly offset by free cash flow of EUR 67 million. Other items led to an outflow of EUR 6 million, as proceeds from closing the sale of one of the investments of Aegon’s European venture capital fund were more than offset by hedge expenses and capital injections into smaller units.

On March 23, 2022, Aegon announced its intention to return surplus cash capital to its shareholders via a EUR 300 million share buyback, barring unforeseen circumstances. The share buyback is being executed in three tranches of EUR 100 million each, with each tranche being conditional on maintaining the capital positions of Aegon’s main units in line with their stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range. The third and final tranche of EUR 100 million is expected to be completed on or before December 15, 2022.

Capital ratios

Aegon’s Group Solvency II ratio decreased from 214% to 212% during the third quarter of 2022, driven by negative capital generation after holding expenses of EUR 74 million, a reduction of eligible own funds due to tiering restrictions and a reduction of group diversification benefits. Unfavorable market movements totaled EUR 306 million, and notably included the impact of lower equity markets in the United States. One-time items amounted to a loss of EUR 101 million. Operating capital generation amounted to EUR 333 million after holding expenses, reflecting mainly strong performance from US, driven by seasonality and income from alternative investments.

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The Hague – November 10, 2022

The estimated RBC ratio in the United States decreased from 416% on June 30, 2022 to 404% on September 30, 2022, and remains above the operating level of 400%. The RBC ratio was negatively impacted by market movements, largely due to unfavorable equity markets. Operating capital generation contributed favorably to the US RBC ratio, but was offset by dividends from the operating companies to the intermediate holding company during the quarter. These dividends, which negatively impacted the US RBC ratio by 10%-points, were made to prefund the majority of the planned remittances from the US to the Holding that will take place in the fourth quarter of 2022.

The estimated Solvency II ratio of NL Life increased from 200% on June 30, 2022 to 207% on September 30, 2022, and remains above the operating level of 150%. The increase was mainly due to the positive impact of market movements, in particular from tightening mortgage spreads. Flattening of the interest rates at the longer end of the curve also contributed positively, while there was a negative impact from real estate revaluations. Management actions had a modest positive impact and reflected changes to the investment portfolio. Operating capital generation more than offset the EUR 50 million remittance to the Group in the third quarter.

The estimated Solvency II ratio for Scottish Equitable Plc increased from 178% on June 30, 2022 to 179% on September 30, 2022, and remained above the operating level of 150%. The increase in the ratio was mostly due to operating capital generation. Volatility in interest rates, inflation, currencies and equities have resulted in a number of offsetting movements over the quarter.

Financial implications from previously announced transaction with a.s.r.

Aegon announced in October 2022, that it had reached an agreement with a.s.r. to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. As part of the announcement, Aegon indicated that it will receive EUR 2.2 billion in gross cash proceeds, and a 29.99% strategic stake in a.s.r. worth EUR 2.7 billion based on the closing price of a.s.r.’s shares on the day before the announcement of the transaction. Aegon anticipates that it will return EUR 1.5 billion of the cash proceeds to shareholders, barring unforeseen circumstances, and reduce its gross financial leverage by up to EUR 700 million from the level of EUR 5.8 billion per September 30, 2022. On completion of the capital return to shareholders and deleveraging as well as the realization of the synergies from the transaction, Aegon anticipates that its free cash flow on a per share basis will be higher than pre-transaction levels.

The progress that Aegon has made on its transformation allows the company to increase its pay-out ratio and rebase the targeted dividend per share over 2023 from the current level of around 25 eurocents to around 30 eurocents.

Aegon’s other financial targets – on cumulative free cash flow and expense savings – will be updated in due course.

3Q 2022 Results - 12

The Hague – November 10, 2022

Americas

Americas									unaudited

USD in millions	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Individual Solutions		80	126	(36)	191	(58)	400	528	(24)

Workplace Solutions		74	64	15	63	18	193	198	(2)

Operating result		154	190	(19)	253	(39)	593	725	(18)

Fair value items		(502)	148	n.m.	(759)	34	(1,736)	544	n.m.

Realized gains / (losses) on investments		(17)	66	n.m.	(113)	85	(115)	272	n.m.

Net impairments		7	(7)	n.m.	(10)	n.m.	(7)	13	n.m.

Non-operating items		(512)	207	n.m.	(882)	42	(1,858)	828	n.m.

Other income/(charges)		(16)	(643)	98	(414)	96	(426)	(906)	53

Result before tax		(374)	(247)	(52)	(1,043)	64	(1,691)	646	n.m.

Income tax		94	86	9	247	(62)	417	(48)	n.m.

Net result		(280)	(160)	(75)	(795)	65	(1,273)	599	n.m.

Operating expenses		430	466	(8)	442	(3)	1,324	1,329	-

Addressable expenses		372	401	(7)	380	(2)	1,141	1,130	(1)

Individual Solutions		1,976	2,237	(12)	2,099	(6)	6,898	8,088	(15)

Workplace Solutions		6,270	6,497	(3)	6,712	(7)	21,506	22,387	(4)

Total gross deposits	9	8,246	8,733	(6)	8,811	(6)	28,404	30,475	(7)

Individual Solutions		(1,873)	(2,137)	12	(2,601)	28	(6,555)	(5,130)	(28)

Workplace Solutions		(18)	(1,005)	98	41	n.m.	(45)	(7,750)	99

Total net deposits / (outflows)	9	(1,891)	(3,142)	40	(2,560)	26	(6,600)	(12,879)	49

Individual Solutions		108	87	24	106	1	307	264	16

Workplace Solutions		12	12	5	22	(45)	55	45	22

New life sales (recurring plus 1/10 single)	9	120	98	22	128	(6)	362	309	17

New premium production accident & health insurance		26	32	(17)	30	(11)	110	106	3

3Q 2022 Results - 13

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Operating result

The operating result from the Americas decreased from USD 190 million in the third quarter of 2021 to USD 154 million in the third quarter of 2022. This was primarily due to a lower result from Variable Annuities where fee income was negatively impacted by adverse markets and expected outflows, partly offset by an improvement in net claims experience in Life and Health. This quarter’s unfavorable mortality claims experience of USD 32 million, compared with unfavorable experience of USD 111 million in the third quarter of 2021. Morbidity experience for the quarter was in line with expectations, while it was USD 27 million favorable in the third quarter of last year.

●

In Individual Solutions, the operating result decreased by USD 46 million to USD 80 million in the third quarter of 2022 compared with USD 126 million in the prior year period. The operating result benefited from an improvement in net claims experience compared with the third quarter of 2021. However, this was more than offset by higher benefit costs and lower fee revenues in Variable Annuities, a consequence of expected outflows and the impact of lower equity markets and higher interest rates on account balances.

In Individual Life, unfavorable mortality experience was USD 34 million, of which USD 12 million was directly attributable to COVID-19, and the remaining amount resulted from higher than average claim sizes. This compared with USD 108 million of adverse experience in the third quarter of 2021. In addition, the operating result of Individual Life was impacted by worse than expected persistency across several product lines, which was partly offset by a higher contribution to the result from World Financial Group (WFG).

Morbidity claims experience in Accident & Health was slightly favorable in the third quarter of 2022. Favorable morbidity experience in the third quarter of last year was USD 29 million, which included a one-time reserve release.

As expected, the operating result for Individual Solutions was also impacted by management actions to improve the risk-return profile of the business, including additional expenses for expanding the hedging and reinsurance programs. This was more than offset by successful initiatives to save administration, technology, and third-party expenses, and by one-off expenses in the third quarter of 2021 that did not reoccur this quarter.

●

In Workplace Solutions, the operating result increased by USD 10 million compared with the same period last year to USD 74 million. The operating result of Retirement Plans increased by 10% to USD 39 million, as lower expenses more than offset a decrease in fee income from lower account values as a result of market movements. The result of Stable Value Solutions remained constant at USD 19 million. The result from Workplace Life increased to USD 13 million driven by better mortality experience.

Net result

The net result in the Americas amounted to a loss of USD 280 million in the third quarter of 2022 compared with a loss of USD 160 million in the third quarter of 2021. This quarter’s loss was largely driven by a loss from non-operating items, while the loss in the prior year period was driven by management actions to improve the risk-return profile of the business, including the expansion of the variable annuity dynamic hedge program.

Non-operating items resulted in a loss of USD 513 million compared with a USD 207 million gain in the third quarter of 2021. Fair value items resulted in a loss of USD 502 million in the third quarter of 2022.

●

This was due to a USD 512 million loss on fair value hedges without an accounting match, mainly related to the dynamic hedge program for GMDB and GMIB riders. This program targets to hedge the economic liability and remained highly effective. Under IFRS reporting, discount rates for liabilities are locked-in. This leads to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the quarter.

●	Fair value hedges with an accounting match led to a loss of USD 2 million supporting a hedge effectiveness for the overall variable annuity portfolio of 97%.
●

Fair value investments resulted in a gain of USD 12 million for the third quarter of 2022. The outperformance of real estate with commodity exposure was partly offset by underperformance in other investments, including multi- family property investments, which was impacted by a cooling housing market.

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Realized losses on investments amounted to USD 17 million, mainly as a result of ordinary trading as well as the sale of bonds associated with the company’s effort to reduce greenhouse gas emissions associated with its investment portfolio. Losses were partly offset by gains on mortgages driven by prepayment fees. Net recoveries of USD 7 million were driven by residential mortgage-backed securities.

Other charges of USD 16 million were largely driven by USD 40 million of one-time investments related to the operational improvement plan, while other one-time items resulted in a combined gain of USD 24 million.

The loss before tax amounted to USD 374 million. The income tax benefit was USD 94 million in the third quarter of 2022, implying an effective tax rate higher than the statutory rate due to tax benefits and credits, and resulting in a net loss of USD 280 million.

Expenses

Addressable expenses decreased by 7% to USD 372 million in the third quarter of 2022 compared with USD 401 million in the third quarter of last year. The decrease was partly a consequence of an accrual of performance-related compensation in last year’s quarter that did not reoccur. In addition, successful initiatives to save administration, technology, and third-party expenses contributed to the expense reduction.

Operating expenses decreased by 8% to USD 430 million, with lower addressable expenses as well as lower one-time investments related to the operational improvement plan.

Sales

New life sales increased by 22% to USD 120 million from USD 98 million in the third quarter of 2021.

●

The Individual Solutions business generated new life sales of USD 108 million in the third quarter of 2022. With an increase of 24% compared to the third quarter of last year, Individual Solutions achieved the highest level of quarterly sales for the last five years. The increase was mainly driven by higher indexed universal life product sales across all distribution channels. Specifically, growth in the WFG distribution channel was driven by management actions targeting the most productive agents and most promising products. The number of licensed life agents increased by 10% compared with the prior year period, to more than 59,000. The improved service experience and continued competitiveness of Transamerica’s products supported an increase of the market share in this channel to 65%. Term Life and Whole Life sales remained stable in a competitive market.

●

New life sales in Workplace Solutions remained flat at USD 12 million compared with the same period last year. Sales were supported by strong renewal of universal life products with existing employer groups.

New premium production for accident & health insurance decreased to USD 26 million in the third quarter of 2022 from USD 32 million in the same period of 2021. Last year’s third quarter included USD 11 million of one-off long-term care sales in Individual Solutions. Excluding these sales, new premium production for accident & health insurance increased by 24% mainly driven by new sales in core voluntary benefit products with existing employer groups and new customers.

Total net outflows were reduced to USD 1.9 billion in the third quarter of 2022 compared with USD 3.1 billion in the third quarter of 2021.

●

In Individual Solutions, net outflows decreased from USD 2.1 billion in the third quarter of 2021 to USD 1.9 billion in the same period of this year. Net outflows in Variable Annuities amounted to USD 1.0 billion this quarter compared with USD 2.1 billion in the third quarter last year, as a consequence of lower decrement rates in the current market environment and the lump-sum buyout program for certain variable annuities policies in the third quarter last year. In Mutual Funds, net outflows of USD 0.5 billion were the result of challenging market conditions, and compared with USD 0.2. billion of net inflows in the third quarter of 2021. Furthermore, the run-off of the Fixed Annuities book contributed USD 0.3 billion in net outflows.

●

Workplace Solutions had marginally positive net deposits in Retirement Plans. In the third quarter of 2022, the lower-margin Large-Market segment of Retirement Plans saw net outflows of USD 0.7 billion. This was offset by USD 0.5 billion of net inflows in the Middle-Market segment of Retirement Plans and by USD 0.2 billion net

3Q 2022 Results - 15

The Hague – November 10, 2022

deposits in individual retirement accounts (IRAs) from consolidation and customer retention efforts by the Advice Center.

Market consistent value of new business

Market consistent value of new business increased from USD 96 million in the third quarter of 2021 to USD 98 million in the third quarter of 2022. Adjusting for last year’s new business value in Brazil, which is now reported in the International reporting segment, the market consistent value of new business increased by USD 7 million. The value of new business in Individual Solutions increased by 3% to USD 74 million this quarter. Higher sales volumes in Life were partly offset by lower sales volumes from the planned exit from Individual Health and a less favorable new business mix. The value of new business in Workplace Solutions increased by 28% to USD 23 million in the third quarter of 2022 driven by a more favorable product mix and lower expenses.

3Q 2022 Results - 16

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The Netherlands

The Netherlands								unaudited

EUR in millions	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Life		117	128	(8)	108	9	343	381	(10)

Mortgages		16	17	(9)	18	(13)	52	52	-

Bank		31	29	6	21	49	77	84	(8)

Workplace Solutions		21	16	34	45	(52)	90	42	114

Operating result		185	190	(3)	191	(3)	562	560	-

Fair value items		34	(261)	n.m.	487	(93)	448	(81)	n.m.

Realized gains / (losses) on investments		(108)	72	n.m.	(130)	17	(177)	88	n.m.

Net impairments		9	16	(44)	4	146	16	28	(42)

Non-operating items		(65)	(173)	62	360	n.m.	288	35	n.m.

Other income/(charges)		(21)	(2)	n.m.	(3)	n.m.	(8)	124	n.m.

Result before tax		99	15	n.m.	548	(82)	842	719	17

Income tax		(5)	(6)	20	(133)	97	(176)	(178)	1

Net result		95	10	n.m.	415	(77)	666	541	23

Operating expenses		179	166	8	187	(4)	543	544	-

Addressable expenses		150	147	2	157	(4)	458	450	2

Bank		5,287	4,450	19	5,233	1	15,350	13,619	13

Workplace Solutions		294	210	40	261	13	782	660	18

Total gross deposits	9	5,581	4,659	20	5,494	2	16,132	14,279	13

Bank		155	(929)	n.m.	221	(30)	355	(854)	n.m.

Workplace Solutions		245	182	35	191	28	622	553	13
Total net deposits / (outflows)	9	400	(747)	n.m.	412	(3)	977	(301)	n.m.

Mortgage origination		2,012	2,658	(24)	2,403	(16)	6,860	8,587	(20)

New life sales (recurring plus 1/10 single)		18	20	(12)	17	3	59	57	4

New premium production accident & health insurance		1	2	(54)	2	(49)	5	9	(41)

New premium production property & casualty insurance		7	5	33	5	47	17	16	7

3Q 2022 Results - 17

The Hague – November 10, 2022

Operating result

Aegon’s operating result in the Netherlands decreased by EUR 5 million compared with the third quarter of 2021 to EUR 185 million. The results of Bank and Workplace Solutions increased and were supported by business growth, while the results of Life and Mortgages decreased and reflected lower investment income and lower mortgage prepayment compensations. Benefits from expense savings initiatives were more than offset by higher expenses for growth initiatives and higher own employee pension costs.

●

The operating result from Life decreased by 8% to EUR 117 million in the third quarter of 2022. The main contributor was lower investment income, driven by lower prepayment compensations and yields on mortgages. The shortening of the balance sheet as a result of the sale of fixed income bonds in response to the rising interest rate environment was offset by higher margins from a shift to higher yielding assets in recent quarters. Other drivers were the impact of the longevity reinsurance transaction announced in December 2021 and lower fees and revenues from the closed individual life book.

●

The operating result from Mortgages decreased by EUR 1 million to EUR 16 million compared with the third quarter of 2021. The impact of higher fees resulting from business growth was more than offset by the combination of lower revenues from lower customer prepayment compensations and yields on mortgages. Mortgages under administration increased to EUR 62.3 billion, an increase of 5% compared with the end of the third quarter of 2021.

●

The operating result from Bank increased by 6% compared with the third quarter of 2021 to EUR 31 million. The main contributors were higher fee income from more fee-paying customers at Knab and reduced costs from expense savings initiatives. Although higher rates contributed favorably, the interest margin reduced. This was due to a reduction of the unsecured loan portfolio and lower prepayment compensations and yields on mortgages.

●

The operating result from Workplace Solutions increased by 34% to EUR 21 million in the third quarter of 2022. This was primarily a consequence of business growth and an improved business mix – in part driven by the onboarding of a new customer – at Aegon’s administration business TKP. The non-life result remained stable, as a shift to higher yielding assets more than offset the non-recurrence of favorable disability claims experience in the comparable quarter.

Net result

The net result amounted to EUR 95 million, and was mostly driven by the operating result. The non-operating result amounted to a loss of EUR 65 million. Realized losses on investments of EUR 108 million resulted from sales of sovereign and corporate bonds to maintain a robust liquidity position, consistent with Aegon’s strict liquidity framework. Fair value gains of EUR 34 million were driven by a one-time reserve release. Fair value items also included a negative impact from real estate revaluations, following the decrease in Dutch housing prices. Net recoveries contributed EUR 9 million.

Other charges amounted to EUR 21 million, and were mainly driven by one-time investments related to the operational improvement plan and expenses related to customer due diligence.

The result before tax amounted to EUR 99 million. The tax charge of EUR 5 million led to a net result of EUR 95 million.

Expenses

Addressable expenses increased by 2% compared with the third quarter of 2021 to EUR 150 million. The benefit from expense savings initiatives was more than offset by other elements, mostly due to higher own employee pension costs as a consequence of higher interest rates, and higher expenses related to growth initiatives.

Operating expenses increased by 8% to EUR 187 million driven by higher addressable expenses and higher expenses related to customer due diligence. One-time investments related to the operational improvement plan totaled EUR 8 million in the third quarter of 2022.

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Sales

Workplace Solutions net deposits increased by 35% to EUR 245 million in the third quarter of 2022. Drivers include higher recurring gross deposits from continued strong demand for PPIs and a large incoming value transfer.

For the Bank, net deposits amounted to EUR 155 million, while the third quarter of 2021 showed net outflows of EUR 929 million. The increase was mainly due to the growth in the number of Knab customers this quarter, and the impact from of Aegon’s decision to stop offering savings products to non-fee-paying customers in the third quarter of 2021.

Mortgage production decreased by EUR 0.6 billion to EUR 2.0 billion in the third quarter of 2022, of which EUR 1.1 billion was originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. The decrease in production is due to reduced refinancing activity as a result of increased mortgage rates and a decline in home sales.

New premium production for accident & health decreased by EUR 1 million compared to the third quarter of 2021, while new premium production for property & casualty insurance increased by EUR 2 million. The latter was in part driven by pricing changes.

New life sales decreased by 12% to EUR 18 million, driven by lower production of immediate annuities.

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United Kingdom

United Kingdom								unaudited

GBP in millions	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Operating result		41	44	(6)	48	(13)	132	116	13

Fair value items		(14)	12	n.m.	4	n.m.	34	(46)	n.m.

Realized gains / (losses) on investments		-	-	(11)	2	(99)	2	-	n.m.

Net impairments		(3)	-	n.m.	(7)	50	(10)	-	n.m.

Non-operating items		(18)	12	n.m.	-	n.m.	27	(46)	n.m.

Other income/(charges)	5	(14)	(2)	n.m.	(27)	49	(60)	4	n.m.

Result before tax		10	54	(81)	20	(51)	98	74	32

Income tax		(1)	(11)	95	8	n.m.	5	(1)	n.m.

Net result		9	42	(78)	28	(67)	103	73	41

Operating expenses		97	98	(2)	96	1	284	289	(2)

Addressable expenses		80	86	(7)	80	n.m.	239	251	(5)

Total gross deposits [1]	9	985	1,191	(17)	1,542	(36)	5,330	9,234	(42)

Retail		(379)	(53)	n.m.	(89)	n.m.	(445)	(172)	(159)

Workplace Solutions		462	(405)	n.m.	406	14	1,568	951	65

Institutional		(1,672)	(1,749)	4	(1,245)	(34)	(3,220)	(287)	n.m.

Traditional products		(222)	(328)	32	(232)	4	(722)	(884)	18

Total net deposits / (outflows)	9	(1,811)	(2,534)	29	(1,160)	(56)	(2,819)	(391)	n.m.

New life sales (recurring plus 1/10 single)	6,9	5	7	(20)	6	(5)	17	20	(14)

1. Institutional deposits are included on a net basis

3Q 2022 Results - 20

The Hague – November 10, 2022

Operating result

The operating result from the United Kingdom decreased by 6% compared with the third quarter of 2021 to GBP 41 million. Fee revenues declined as a result of unfavorable market developments and the run-off of the traditional product portfolio. The operating result benefited from lower addressable expenses as a result of expense savings, which was partially offset by additions to a provision for operational incidents.

Net result

Aegon UK reported a net result of GBP 9 million in the third quarter of 2022. The operating result was partly offset by non-operating items and Other charges.

The non-operating result was impacted by GBP 14 million fair value losses. This reflects the negative revaluations of hedges used to protect the solvency position and were mainly the result of higher interest rates. In addition, a GBP 3 million impairment of an associate was recorded this quarter.

Other charges were GBP 14 million in the third quarter of 2022, driven by restructuring costs related to the operational improvement plan.

Expenses

Addressable expenses in the third quarter of 2022 amounted to GBP 80 million which is a decrease of GBP 6 million compared with the same period last year. Expense savings initiatives reduced expenses by GBP 9 million compared with the third quarter of 2021 and more than offset slightly higher personnel expenses due to timing elements.

Operating expenses decreased by GBP 1 million to GBP 97 million. The benefit from lower addressable expenses was partially offset by additions to a provision for operational incidents.

Sales

Net outflows amounted to GBP 1.8 billion, compared with net outflows of GBP 2.5 billion in the third quarter of 2021. The main driver of net outflows this quarter was the Institutional business, which is low-margin and for which net deposits can be lumpy.

For Retail, net outflows were higher than in the comparable period last year, and amounted to GBP 379 million. Inflows decreased compared with the third quarter 2021 following reduced customer activity due to increased market uncertainty.

Net deposits in Workplace amounted to GBP 462 million, whereas the third quarter of last year had net outflows of GBP 405 million driven by the termination of a large, low-margin investment-only scheme.

Net outflows for the Institutional business equaled GBP 1.7 billion in the third quarter of 2022, a similar level as recorded in the same period last year.

For Traditional products, net outflows amounted to GBP 222 million as this book continues to gradually run off.

New life sales of GBP 5 million were slightly below the level of the third quarter of 2021.

Market consistent value of new business

MCVNB for the third quarter of 2022 totaled GBP 15 million, a decrease of GBP 2 million compared with the third quarter of 2021. The decrease was mainly driven by lower overall business volumes.

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International

International									unaudited

EUR in millions	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Spain & Portugal		21	22	(4)	19	8	59	52	12

China		5	4	12	6	(15)	18	15	21

Brazil		6	(1)	n.m.	8	(17)	19	-	n.m.

TLB		28	19	47	28	(2)	80	56	43

Others		(5)	(9)	44	(4)	(28)	(17)	(25)	31

Operating result		55	35	58	57	(4)	159	98	63

Fair value items		7	(4)	n.m.	4	66	21	(7)	n.m.

Realized gains / (losses) on investments		(4)	4	n.m.	1	n.m.	(8)	7	n.m.

Net impairments		-	1	n.m.	(6)	94	(7)	1	n.m.

Non-operating items		3	-	n.m.	(1)	n.m.	6	1	n.m.

Other income/(charges)		1	11	(90)	(78)	n.m.	291	40	n.m.

Result before tax		59	47	27	(22)	n.m.	455	139	228

Income tax		(12)	(11)	(16)	(15)	20	(37)	(29)	(28)
Net result		47	36	30	(37)	n.m.	418	110	281

Operating expenses		82	106	(23)	79	3	253	321	(21)

Addressable expenses [1]		31	28	10	30	2	92	88	5

Spain & Portugal		2	3	(35)	2	(11)	7	10	(36)

China		1	-	n.m.	-	88	16	8	104

Brazil		191	132	44	202	(5)	478	186	157

Others		-	-	n.m.	-	n.m.	-	-	n.m.

Total gross deposits	9	193	135	43	204	(5)	500	204	145

Spain & Portugal		(1)	-	n.m.	(2)	45	(4)	-	n.m.

China		(2)	(1)	(42)	(3)	52	9	3	168

Brazil		1	94	(99)	91	(99)	41	89	(54)

Others		-	-	n.m.	-	n.m.	-	-	n.m.

Total net deposits / (outflows)	9	(2)	93	n.m.	86	n.m.	47	92	(50)

Spain & Portugal		12	11	18	15	(18)	43	35	22

China		17	14	24	15	13	63	70	(10)

Brazil		25	23	10	25	-	69	60	15

TLB		-	2	(71)	3	(85)	4	8	(51)

Others		-	-	(61)	-	n.m.	-	2	(94)

New life sales (recurring plus 1/10 single)	9	55	49	13	59	(6)	178	174	2

New premium production accident & health insurance		8	6	37	8	(1)	23	21	9

New premium production property & casualty		17	16	10	23	(26)	65	57	13

1. Addressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.

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The Hague – November 10, 2022

Operating result

The operating result from International increased by 58% to EUR 55 million in the third quarter of 2022. The increase largely reflects the benefits from an improvement in claims experience compared with the same period last year, business growth and favorable currency movements.

●

The operating result from Spain & Portugal was EUR 21 million, 4% lower than in the third quarter of 2021. Last year’s third quarter included a one-time reserve release. Adjusted for this, the operating result increased because of business growth and favorable non-life claims experience.

●	China’s operating result amounted to EUR 5 million and remained stable on a constant currency basis as growth of the in-force business and expense reductions were offset by a lower investment margin.
●

The operating result from Brazil improved by EUR 7 million reflecting business growth, a normalization of COVID-19 mortality claims experience, and a benefit from an increase in Aegon’s economic ownership in the business.

●

TLB, the high-net-worth business, recorded an operating result of EUR 28 million, 47% higher than in the third quarter of 2021. This was the result of higher surrender gains, an improved investment margin, and favorable currency movements.

●

For the Others segment, the operating result improved by EUR 4 million to a loss of EUR 5 million, mainly due to an increase in the operating result of India driven by a normalization of COVID-19 mortality claims experience.

Net result

The result before tax amounted to EUR 59 million in the third quarter of 2022. This reflects the operating result and a fair value gain of EUR 7 million as a result of the one-time impact from higher interest rates on intangibles. After a tax charge of EUR 12 million, the net result was EUR 47 million. The effective tax rate amounted to 20%.

Expenses

Addressable expenses increased by 10% on a constant currency basis compared with the third quarter of 2021 to EUR 31 million, driven by expenses related to business growth and inflation, partially offset by expense initiatives.

Operating expenses were EUR 82 million in the third quarter of 2022, a decrease of 23% compared with the third quarter of last year. This largely reflects the sale of Aegon’s businesses in Hungary and Turkey and expense reductions throughout the businesses, which more than offset higher expenses in Brazil due to business growth.

Sales

New life sales increased by 13% compared with the third quarter of 2021 to EUR 55 million.

●	New life sales in Spain & Portugal increased by 18% to EUR 12 million, due to sales growth in the bancassurance channel in Spain.
●	China’s new life sales increased by 24% to EUR 17 million, reflecting higher sales through the broker and bank channels while COVID-19 related challenges remained.
●	For Brazil, new life sales increased by 10%, driven by favorable currency movements. On a constant currency basis, new life sales were slightly down due to lower credit life and group life sales.
●	For TLB, new life sales decreased by EUR 2 million as a result of COVID-19 related challenges.

New premium production for accident & health insurance amounted to EUR 8 million, an increase of 37% compared with the third quarter of 2021, largely driven by the bancassurance channel in Portugal. New premium production for property & casualty insurance increased by 10% to EUR 17 million driven by the continued demand for household insurance products in Spain.

Market consistent value of new business

MCVNB in International decreased by EUR 3 million to EUR 16 million in the third quarter of 2022. This reflects a less favorable product mix in Spain & Portugal, partly offset by the inclusion of Brazil.

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The Hague – November 10, 2022

Asset Management

Asset Management									unaudited

EUR in millions	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Global Platforms		16	13	17	13	23	46	41	13

Strategic Partnerships		27	44	(38)	36	(24)	114	163	(30)

Operating result		43	58	(25)	49	(12)	161	204	(21)

Fair value items		(1)	-	n.m.	(3)	64	(4)	(1)	n.m.

Realized gains / (losses) on investments		4	-	n.m.	(4)	n.m.	4	2	149

Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.

Non-operating items		3	-	n.m.	(7)	n.m.	-	1	n.m.

Other income / (charges)		(10)	(6)	(60)	(12)	15	(30)	(12)	(150)

Result before tax		36	52	(30)	31	19	131	192	(32)

Income tax		(11)	(15)	26	(15)	24	(49)	(59)	17

Net result		25	36	(31)	16	61	82	134	(39)

Management fees		149	152	(2)	147	1	449	444	1

Performance fees		2	11	(80)	6	(62)	11	96	(88)

Other		17	17	(4)	20	(17)	74	57	30

Total revenue [1]		168	180	(7)	173	(3)	534	597	(11)

Global Platforms		107	107	-	109	(1)	325	316	3

Strategic Partnerships		60	73	(18)	64	(6)	210	281	(25)

Total revenue [1]		168	180	(7)	173	(3)	534	597	(11)

Operating Expenses		136	132	3	132	3	402	406	(1)

Addressable expenses [2]		88	97	(9)	95	(7)	275	288	(5)

Operating Margin - Global Platforms		14.7%	12.5%		11.8%		14.2%	13.0%

General Account		2,148	2,688	(20)	5,238	(59)	11,587	11,100	4

Affiliate		2,484	3,031	(18)	2,062	20	7,090	7,325	(3)

Third Party		2,259	5,736	(61)	2,599	(13)	9,632	20,268	(52)

Global Platforms		6,890	11,456	(40)	9,899	(30)	28,310	38,693	(27)

Strategic Partnerships		28,636	32,723	(12)	27,586	4	88,156	94,901	(7)

Gross deposits		35,527	44,179	(20)	37,485	(5)	116,465	133,594	(13)

General Account		(3,301)	(1,126)	(193)	(3,565)	7	(9,531)	(3,901)	(144)

Affiliate		(84)	(107)	21	(1,899)	96	(3,035)	(1,632)	(86)

Third Party		(1,027)	2,392	n.m.	(822)	(25)	(1,426)	4,630	n.m.

Global Platforms		(4,412)	1,158	n.m.	(6,286)	30	(13,991)	(903)	n.m.

Strategic Partnerships		1,516	1,344	13	1,148	32	4,975	5,140	(3)

Net deposits / (outflows)		(2,896)	2,502	n.m.	(5,138)	44	(9,016)	4,237	n.m.

1. Net fees and commissions

2. Addressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.

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The Hague – November 10, 2022

Operating result

The operating result from Aegon AM decreased by 25% to EUR 43 million in the third quarter of 2022 compared with the same quarter of 2021. This was driven by lower performance fees within Strategic Partnerships, partially offset by an improved result within Global Platforms due to lower addressable expenses.

●

The operating result for Global Platforms increased by 17% to EUR 16 million in the third quarter of 2022. Addressable expenses declined due to a reduction of the variable remuneration accrual, which more than offset unfavorable currency movements. Revenues were stable as a reduction in management fees, from adverse market conditions and outflows in general account and affiliate business, was largely offset by favorable currency movements and performance fees on the real asset platform.

●

The operating result from Strategic Partnerships decreased by 38% to EUR 27 million in the third quarter of 2022. Performance fees for Aegon’s Chinese asset management joint venture, Aegon-Industrial Fund Management Company (AIFMC) reduced, compared with the elevated level in the same period last year, driven by adverse market conditions.

Net result

The result before tax from Aegon AM of EUR 36 million was 30% lower in the third quarter of 2022 compared with the same period last year. This was driven by the lower operating result from Strategic Partnerships and higher one-time investments related to the operational improvement plan for Global Platforms. After the income tax charge of EUR 11 million, the net result amounted to EUR 25 million. The effective tax rate equaled 31% in the third quarter of 2022.

Revenues

In the third quarter of 2022 total revenues decreased by EUR 12 million compared with the same period last year to EUR 168 million. This was largely driven by the aforementioned decrease in performance fees in AIFMC from EUR 11 million in the third quarter of 2021 to EUR 1 million in the same period of this year. Performance fees within Global Platforms were up slightly over the same period related to the Real Assets platform. Management fees decreased slightly compared with the same period last year driven by lower asset balances although this was partially offset by favorable currency movements.

Expenses

Addressable expenses – related to Global Platforms – decreased by EUR 9 million to EUR 88 million in the third quarter of 2022 on a constant currency basis. These were driven by lower performance-based employee expenses in Global Platforms, partially offset by inflationary pressure.

Operating expenses increased by EUR 4 million to EUR 136 million. This was mostly driven by higher one-time investments related to the operational improvement plan within Global Platforms, which amounted to EUR 13 million in the third quarter of 2022.

Sales

Third-party net deposits amounted to EUR 0.5 billion in the third quarter of 2022. This builds on Aegon’s track record of more than ten consecutive years of positive third-party net deposits, and reflects Aegon AM’s competitive investment capabilities. This quarter’s third party net deposits consisted of EUR 1.0 billion net outflows on Global Platforms, which were more than offset by EUR 1.5 billion net deposits on Strategic Partnerships.

Global Platforms third-party net outflows in the third quarter of 2022 were largely related to fixed-income products, as customers freed up liquidity in a rising interest rate environment and because of challenging market conditions.

Strategic Partnerships third-party net deposits increased by EUR 0.2 billion compared with the same period last year, driven by newly launched funds within AIFMC.

Net outflows from the general account were EUR 3.3 billion in the third quarter of 2022, compared with net outflows of EUR 1.1 billion in the third quarter of last year. This was largely attributable to rising interest rates, which led to

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The Hague – November 10, 2022

redemptions. Net outflows from affiliates totaled EUR 0.1 billion in the third quarter of 2022, and included the impact of the gradual run-off of the traditional product portfolio in the UK.

Assets under management

Assets under management decreased by EUR 93 billion compared with September 30, 2021, to EUR 305 billion. This was mainly driven by unfavorable market movements and a transfer of EUR 49 billion assets under management following the completion of the divestment of LBPAM’s 45% stake in Ostrum AM. This was partly offset by third-party net deposits and favorable currency movements.

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Market consistent value of new business								unaudited

EUR millions, after tax	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2021	YTD 2022%

Americas [1]		96	81	18	88	10	249	255	(2)

The Netherlands		2	(1)	(221)	1	33	16	6	184

United Kingdom		17	20	(15)	18	(5)	69	72	(4)

International [1]		16	13	27	19	(14)	57	56	2

Total		130	112	16	125	4	391	389	1

1. The MCVNB comparative figures include Brazil within the Americas segment. It is excluded starting from 1Q 2022 and included within the International segment.

Modelled new business: APE
								unaudited

EUR millions, after tax	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2021	YTD 2022%

Americas [1]		153	136	12	156	(2)	588	540	9

The Netherlands		15	8	81	16	(9)	191	189	1

United Kingdom		496	509	(3)	550	(10)	1,713	1,570	9

International [1]		75	44	70	78	(3)	242	172	40

Total		739	697	6	800	(8)	2,735	2,472	11

1. The MCVNB comparative figures include Brazil within the Americas segment. It is excluded starting from 1Q 2022 and included within the International segment.

Modelled new business: Deposits
								unaudited

EUR millions, after tax	Notes	3Q 2022	3Q 2021%		2Q 2022%		YTD 2022	YTD 2021%

Americas		1,435	1,845	(22)	1,949	(26)	5,496	5,804	(5)

The Netherlands		38	41	(8)	55	(31)	396	369	7

United Kingdom		-	-	-	-	-	-	-	-

International		1	-	51	-	60	16	9	84

Total		1,474	1,886	(22)	2,004	(26)	5,908	6,183	(4)

Exchange rates
	EUR/USD		EUR/GBP

	2022	2021	2022	2021

Current quarter YTD income statement (average rate)	1.0639	1.1964	0.8471	0.8637

Prior quarter YTD income statement (average rate)	1.0933	1.2052	0.8425	0.8678

Current quarter balance sheet (closing rate)	0.9797	1.1590	0.8776	0.8595

Prior quarter balance sheet (closing rate)	1.0455	1.1859	0.8608	0.8584

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The Hague – November 10, 2022

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 3Q 2022 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 am CET, with an audio webcast on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will receive an email with the call details and a personal pin to enter the conference call.

Two hours after the conference call, a replay will be available on aegon.com.

Click to join

With ‘Call me’, there’s no need to dial-in. Simply click the following registration link and select the option ‘Call me’. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available:

Dial-in numbers for conference call

United States: +1 864 991 41 03 (local)

United Kingdom: +44 808 175 15 36 (toll-free)

The Netherlands: +31 800 745 83 77 (toll-free)

Passcode: you will receive a personal pin upon registration

Financial calendar 2022 / 2023

IFRS 9/17 Educational Webinar – December 14, 2022

Fourth quarter 2022 results – February 9, 2023

First quarter 2023 results – May 17, 2023

Annual General Meeting – May 25, 2023

Second quarter 2023 results – August 17, 2023

Third quarter 2023 results – November 16, 2023

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

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Notes (1 of 3)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non- IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited
		3Q 2022			3Q 2021

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	350	(11)	339	365	40	405

Tax on operating result	(79)	19	(60)	(78)	18	(60)

Operating result	429	(30)	399	443	22	465

Fair value items	(506)	13	(493)	(130)	(38)	(167)

Realized gains / (losses) on investments	(127)	(2)	(129)	132	(2)	130

Net impairments	11	-	11	7	(1)	6

Non-operating items	(622)	11	(611)	9	(40)	(31)

Other income / (charges)	(107)	-	(107)	(559)	-	(559)

Result before tax	(300)	(19)	(319)	(107)	(18)	(124)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	(19)	-	18	(18)	-

Income tax (expense) / benefit	94	19	113	47	18	65

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	19	-	(18)	18	-

Net result	(206)	-	(206)	(60)	-	(60)

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The Hague – November 10, 2022

Notes (2 of 3)

Segment information			unaudited
		2Q 2022

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	442	41	483

Tax on operating result	(96)	19	(76)

Operating result	538	22	560

Fair value items	(206)	(41)	(246)

Realized gains / (losses) on investments	(226)	1	(225)

Net impairments	(19)	(1)	(19)

Non-operating items	(450)	(41)	(491)

Other income / (charges)	(522)	(1)	(523)

Result before tax	(435)	(20)	(454)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	20	(20)	-

Income tax (expense) / benefit	87	20	106

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(20)	20	-

Net result	(348)	-	(348)

Segment information						unaudited

		3Q 2022 YTD			3Q 2021 YTD

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	1,163	68	1,231	1,177	51	1,228

Tax on operating result	(267)	59	(208)	(259)	61	(198)

Operating result	1,430	9	1,439	1,436	(11)	1,425

Fair value items	(1,164)	(74)	(1,239)	341	(56)	285

Realized gains / (losses) on investments	(280)	(4)	(283)	325	(7)	318

Net impairments	(27)	-	(27)	37	(1)	37

Non-operating items	(1,472)	(78)	(1,549)	704	(63)	640

Other income / (charges)	(299)	9	(290)	(710)	12	(698)

Result before tax	(341)	(60)	(400)	1,429	(62)	1,367

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	60	(60)	-	62	(62)	-

Income tax (expense) / benefit	199	60	259	(254)	62	(192)

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(60)	60	-	(62)	62	-

Net result	(141)	-	(141)	1,175	-	1,175

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The Hague – November 10, 2022

Notes (3 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium.

The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.
8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

unaudited EUR millions	3Q 2022	3Q 2021	YTD 3Q 2022	YTD 3Q 2021

Employee expenses	539	506	1,573	1,473

Administrative expenses	374	377	1,096	1,164

Operating expenses for IFRS reporting	913	883	2,669	2,636

Operating expenses related to jv’s and associates	74	63	220	225

Operating expenses in earnings release	987	946	2,889	2,862

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis
10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

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Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable EU-IFRS measure is provided in the notes to this press release. Market consistent value of new business is not based on EU-IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for EU-IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-EU-IFRS measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

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This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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